

SECURITIES AND EXCHANGE COMMISSION

10030735

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8- 34202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Client Name: Schlitt Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Indian River Boulevard, Suite 300
(No. and Street)

Vero Beach (City) FL (State) 32960 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Schlitt, Jr. 772-567-1188
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

800 North Magnolia Avenue, Suite 1700, Orlando FL 32803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Schlitt, Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schlitt Investor Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



My Comm. Expires
October 31, 2011
No. DD715249
NOTARY PUBLIC, STATE OF FLORIDA

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Schlitt Investor Services, Inc.
Vero Beach, Florida

We have audited the accompanying statements of financial condition of Schlitt Investor Services, Inc. as of December 31, 2009 and 2008, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schlitt Investor Services, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
February 17, 2010

Schlitt Investor Services, Inc.

Statements of Financial Condition
December 31, 2009 and 2008

Assets		**2009**		2008
Cash and cash equivalents	**$**	**57,403**	$	21,146
Loan receivable – affiliate		**-**		11,400
Commissions receivable		**6,226**		2,134
Prepaid fees		**1,067**		832
Total assets	**$**	**64,696**	$	35,512
Liabilities and Stockholders' Equity				
Commissions payable and accrued liabilities	**$**	**13,277**	$	13,330
Total liabilities		**13,277**		13,330
Stockholders' Equity				
Common stock, $1 par value, 10,000 shares authorized, 200 shares issued and outstanding		**200**		200
Additional paid-in capital		**42,143**		22,143
Retained earnings (deficit)		**9,076**		(161)
Total stockholders' equity		**51,419**		22,182
Total liabilities and stockholders' equity	**$**	**64,696**	$	35,512

See Notes to Financial Statements.

Statements of Income (loss)
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commission income	$ 277,015	$ 259,433
Total revenues	277,015	259,433
Expenses:		
Management fees	133,611	144,039
Commissions expense	114,777	107,922
Professional fees	13,470	11,650
Other	2,168	2,514
Advertising	2,065	125
Licenses and taxes	1,557	1,693
Travel	130	867
Total expenses	267,778	268,810
Net income (loss)	$ 9,237	$ (9,377)

See Notes to Financial Statements.

Schlitt Investor Services, Inc.

Statements of Change in Stockholders' Equity
Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances at December 31, 2007	$ 200	$ 22,143	$ 9,216	$ 31,559
Net loss	-	-	(9,377)	(9,377)
Balances at December 31, 2008	200	22,143	(161)	22,182
Net income	-	-	**9,237**	**9,237**
Stockholder contributions	-	**20,000**	-	**20,000**
Balances at December 31, 2009	**$ 200**	**$ 42,143**	**$ 9,076**	**$ 51,419**

See Notes to Financial Statements.

Schlitt Investor Services, Inc.

Statements of Cash Flows
Years Ended December 31, 2009 and 2008

		2009		2008
Cash Flows From Operating Activities				
Net income (loss)	$	9,237	$	(9,377)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Increase (decrease) in operating assets and liabilities:				
(Increase) decrease in commissions receivable		(4,092)		13,911
Decrease in related party receivables		11,400		-
(Increase) in prepaid expenses		(235)		(832)
(Decrease) in commissions payable and accrued liabilities		(53)		(15,363)
Net cash provided by (used in) operating activities		16,257		(11,661)
Cash Flows From Financing Activities				
Stockholder contributions		20,000		-
Net cash provided by financing activities		20,000		-
Net increase in (decrease in) cash and cash equivalents		36,257		(11,661)
Cash and cash equivalents:				
Beginning		21,146		32,807
Ending	$	57,403	$	21,146

See Notes to Financial Statements.

Note 1. Nature of Organization and Significant Accounting Policies

Nature of organization: Schlitt Investor Services, Inc. (the Company) was incorporated September 27, 1984 under the laws of the State of Florida. The Company is a securities broker-dealer registered under the provision of the Financial Industry Regulatory Authority (FINRA) and operates under a restrictive agreement with FINRA. The Company operates within the exemptive provision of SEC Rule 15c3-3(k)(2)(ii) in that it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer and preserves books and records pursuant to Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker dealer. The Company serves as a broker-dealer primarily for the sale of stocks, bonds, mutual funds, and variable annuities.

The Company is owned and operated by Robert W. Schlitt, Jr. and Jeffrey Schlitt.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commission income and related receivables are recorded as revenue on the date the sale of the related financial product is made.

Receivables: Receivables from brokers, dealers and clearing organizations are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income taxes: The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholders and not the Company.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recently adopted accounting pronouncements: The Financial Accounting Standards Board ("FASB") issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

In May 2009, the FASB issued authoritative guidance for subsequent events. The guidance requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The guidance was effective for annual periods ending after June 15, 2009, and should be applied prospectively. The adoption of the guidance had no impact on the accompanying financial statements.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Management has evaluated and noted no subsequent events through February 17, 2010, which is the date the financial statements were available to be issued.

In June 2009, the FASB issued authoritative guidance which established the FASB Standards Accounting Codification. The codification replaced all existing accounting and reporting standards by the FASB as authoritative U.S. generally accepted accounting principles ("GAAP"). The guidance is effective for annual periods ending after September 15, 2009. The guidance did not have a material effect of the accompanying financial statements.

Note 2. Broker – Dealer Regulation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital, as defined, of $48,097 and $9,335, respectively, which is $43,097 and $4,335, respectively, in excess of its required net capital of $5,000. At December 31, 2009 and 2008, the ratio of aggregate indebtedness to net capital was 0.28 and 1.43 to 1, respectively.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934 and complying with certain other provisions of this rule.

The Company has no liabilities which are subordinated to the claims of general creditors.

Note 3. Related Party Transactions

Robert W. Schlitt, Jr., a stockholder, is also the president and treasurer of the Company. The stockholders of the Company also own Schlitt Insurance Services, Inc. (Schlitt Insurance). Transactions with Schlitt Insurance were as follows in 2009 and 2008:

- All of the agents registered with the FINRA through the Company are employees of Schlitt Insurance. Schlitt Insurance receives commissions from the Company on behalf of the agents and then remits the commissions to the agents. Schlitt Insurance pays draws against commissions to the producers.
- Schlitt Insurance provides offices and management and pays overhead expenses including utility and telephone costs in exchange for a management fee. The fee is based on a written agreement, which calls for a fixed monthly fee. Such fees amounted to $133,611 and $144,039 in 2009 and 2008, respectively. At December 31, 2009 and 2008, the Company owed Schlitt Insurance $13,277 and $13,330, respectively, for net commissions and management fees.

Schlitt Investor Services, Inc.

Supplementary Information – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2009

Net Capital		
Total stockholders' equity	$	51,419
Less non-allowable assets:		
Commissions receivable, net of accrued commissions of $3,971		2,255
Prepaid fees		1,067
Total net capital	$	48,097
Aggregate Indebtedness		
Commissions payable and accrued liabilities	$	13,277
Computation of Basic Net Capital Requirements		
Minimum net capital required of reporting broker or dealer	$	5,000
Excess net capital	$	43,097
Ratio: Aggregate indebtedness to net capital		0.28 to 1

There were no material differences between the above computation and the amounts reported in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

Independent Auditor's Report on Internal Control

To the Stockholders
Schlitt Investor Services, Inc.
Vero Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Schlitt Investor Services, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
February 17, 2010

McGladrey & Pullen
Certified Public Accountants

Schlitt Investor Services, Inc.

Financial Report
December 31, 2009

Contents

Oath or Affirmation	1 – 2
Independent Auditor's Report	3
Financial Statements	
Statements of financial condition	4
Statements of income (loss)	5
Statements of changes in stockholders' equity	6
Statements of cash flows	7
Notes to financial statements	8 – 9
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Independent Auditor's Report on Internal Control	11 – 12